FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

February 5, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on February 5, 2014

Item 4.

Summary of Material Change

See attached copy of the February 5, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the February 5, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

February 5, 2014

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

February 5, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX to drill test ridge of high grade copper and silver mineralization sampled at Majuba Hill, Nevada; outcrop samples returned grades of up to 7.72% Cu (MHR-25) and 174 g/t Ag (MHR-145).

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has identified and mapped a ridge of high grade copper/silver mineralization at Majuba Hill that will be drill tested as soon as weather permits.  This high grade mineralization sampled at surface and in a short adit has been intersected at depth by MAX during drilling in 2012 (hole MM-21) and Minefinders in 1975 (MF-1) and was identified during review of sampling results recorded by a prior operator, Minterra Resources, in 2007 and never reported in their entirety.   MAX has now mapped the high grade samples and they highlight a zone 250 meters across that outcrops on Majuba Ridge.  The samples highlighted on this map include:

Sample Number

Cu

Ag

MHR-160

2.9%

32 g/t

MHR-157

3.0%

38 g/t

MHR-158

4.07%

32 g/t

MHR-159

2.95%

29 g/t

MHR-25

7.72%

90 g/t

MHR-26

2.16%

53 g/t

MHR-145

4.16%

174 g/t

MHR-27

1.42%

19.6 g/t

The location of these samples is provided on a map available on our web site at www.maxresource.com.

MAX’s drill hole MM-21 is located approximately 250 m southeast of the middle portal of the past producing Majuba Hill mine, where MAX drilling in 2011 high grade copper/silver supergene oxide mineralization over long intervals.  Hole MM-21 was drilled at -45 and an azimuth of 068 and intercepted 332 m @ 12 g/t Ag and 0.13% Cu beginning at 12 m from surface and appears to have intersected the surface mineralization identified above at depth.

According to data obtained by MAX, Minefinders Exploration drilled hole MF-1 a further 250 meters to the southeast of hole MM-21 at an azimuth of 288 and a -54 angle to a total depth of 707 meters.  This information was obtained from a reliable source but readers are cautioned that this information predates NI 43-101 and may not be NI 43-101 compliant; it is provided for information purposes only and should not be relied upon.  No qualified person has verified the information on behalf of MAX.  Hole MF-01 was assayed on 3 meter intervals and contained 155.4 m @ 9.23 g/t Ag and 0.221% Cu starting at a down hole depth of 220 meters.  Minefinders hole MF 2 was drilled at the same location as MAX's hole MM-17 to a depth of 387 m and intercepted 30.5 m @ 0.60% Cu from 85.3 m to 115.8m. It also contained 91.4 m @ 11.2 g/t Ag from 42.7 m to 134.1 m, inclusive of 9.1 m @ 53.0 g/t. These drill results, combined with the results from our hole MM-21, serve to expand the known mineralized silver/copper zone for 500 m to the southeast and to a depth of at least 350 m from surface.   A map showing drilling locations from previous exploration programs at Majuba Hill, as well as the location of MM-21 and MF-1, is available on our web site at www.maxresource.com.

Twenty nine (29) rock select, chip, and grab samples were taken from outcropping mineralization, historic prospect pits, and an underground adit in this area of Majuba Ridge.  Values obtained ranged from 80 ppm Cu and 2.65 ppm Ag to 7.72% Cu and 174 ppm Ag.  This sampling was completed in 2007 by Buster Hunsaker, P.Geo, who is a "qualified person" as that term is defined under National Instrument 43-101 and has reviewed the technical information in this news release.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur Mining’s Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 5, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director